[JACKSON NATIONAL LIFE INSURANCE COMPANY LETTERHEAD]

June 9, 2006

EDGAR AND FACSIMILE ((202) 772-9285)

U.S. Securities and Exchange Commission Office of Insurance Products Division of Investment Management Attn: Ellen Sazzman, Esq.

Re:      Jackson National Separate Account - I ("Registrant")
         33 Act File No. 333-132128; 40 Act File No. 811-08664
         Pre-Effective Amendment to Registration Statement on Form N-4

Dear Commissioners:

I am writing on behalf of the Registrant and offerings referenced above. Notwithstanding our providing below the requested acknowledgements in this response to Staff comments, we respectfully disagree with your characterization of them as a "'Tandy' Representation." The term has, in fact, taken on a special meaning with adverse connotations in the lexicon of securities law terminology. As originally developed and so used until recently, the Tandy letter procedure reflected a compromise where a registrant sought to go effective immediately notwithstanding the SEC staff having commenced an inquiry into a possible securities law violation by the registrant. We are aware of no such inquiry.

We acknowledge and agree that:

o should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

o the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Susan Rhee at 517-367-4336 if you have any questions.

Respectfully,

/s/ Andrew B. Hopping for Thomas J. Meyer

Thomas J. Meyer
Senior Vice President,
  General Counsel and Secretary